

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 14, 2008

Peter Berry
Chief Executive Officer
CryoPort, Inc.
20382 Barents Sea Circle
Lake Forest, CA 92630

Re: CryoPort, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed December 20, 2007
File No. 333-147300

Dear Mr. Berry:

We have limited our review of your filing to those issues we have addressed in our comments.

General

1.   We note your response to comment 9 in our letter dated December 9, 2007. Please disclose whether any of the selling shareholders have an <u>existing</u> short position in the company's common stock and, if any of the selling shareholders have any existing short position in the company's stock, the following additional information:

   o   the date on which each such selling shareholder entered into that short position; and
   o   the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Exhibit 5.1 – Legal Opinion

2.   As previously requested, please delete the language "under the laws of the State of Nevada" in the penultimate paragraph since it implies that the shares will only be fully paid and non-assessable in Nevada.

As appropriate, please amend your registration statement in response to these comments. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 if you have any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Louis A. Brilleman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, NY 10006